(646) 227-5416

(212) 818-8892 email address mfrankenthaler@graubard.com
October 12, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re:	Movie Star, Inc. Revised Preliminary Proxy Statement on Schedule 14A Filed August 29, 2007 File No. 1-05893

Amendment No. 1 to Registration Statement on Form S-1 Filed August 29, 2007 File No. 333-143619

Form 10-K for the Fiscal Year Ended June 30, 2007 Filed September 28, 2007 File No. 1-05893

Dear Mr. Owings:

As counsel to Movie Star, Inc. (‘‘Movie Star’’), we hereby submit Movie Star’s response to the Staff’s comment letter, dated September 28, 2007, relating to the above-captioned Revised Preliminary Proxy Statement and Amendment No. 1 to the Registration Statement, and relating to the above-captioned Form 10-K with respect to comments 28 and 29. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided Movie Star’s response to each comment immediately thereafter. Captions and page references herein correspond to those set forth in the revised Preliminary Proxy Statement (‘‘Proxy Statement’’) and/or Amendment No. 2 to the Registration Statement (‘‘Amendment No. 2’’), as applicable, copies of which have been marked to reflect the changes from the revised Proxy Statement and Amendment No. 1 to the Registration Statement filed on August 29, 2007. We are also delivering three (3) courtesy copies of each such marked Proxy Statement and Amendment No. 2 to John Fieldsend. When used in the responses contained in the letter, ‘‘Movie Star,’’ ‘‘we,’’ ‘‘us’’ and ‘‘our’’ refer to Movie Star, Inc.

Securities and Exchange Commission
October 12, 2007

General

1.	We note your acknowledgements at the end of your letter dated August 29, 2007. Please revise the third bullet point of these acknowledgements to state that you may not assert our comments ‘‘or the declaration of effectiveness’’ as a defense in any proceeding initiated by us or any person under the federal securities laws of the United States.

We note the comment and have revised the third bullet point of the acknowledgement at the end of this letter to add the phrase ‘‘or the declaration of effectiveness.’’

Revised Preliminary Proxy Statement on Schedule 14A

Summary Term Sheet, page 1

2.	We note your responses to comments 1 and 92 in our letter dated July 6, 2007. Even though the number of shares you are seeking to issue regarding the stock issuance proposal is dependent upon the average share price of your common stock for the 20 trading days immediately preceding the record date, which has not yet been determined, please disclose an estimated number or range of shares based upon an estimated price or price range of your common stock so that shareholders can appreciate the quantity of shares you plan to issue.

We note the comment and in accordance with the telephone conversation between John Fieldsend and our counsel on October 3, 2007, we have revised the disclosure in the cover letter and notice of the special meeting and on pages 5, 6 and 94 of the Proxy Statement to state that we currently estimate that Movie Star will issue approximately 37.7 million shares of Movie Star common stock in connection with the stock issuance proposal, based upon an estimated price of $2.31 per share, which represents the average of the closing prices of our common stock for the 20 trading days ending on September 28, 2007, and after giving effect to any applicable discounts or premiums. We also have revised the cover page of Amendment No. 2 to disclose this information. We supplementally advise that we will update the number of shares and share price information in the Definitive Proxy Statement and final prospectus based upon the average of the closing prices of our common stock for the 20 trading days prior to the record date, which will be determined prior to the effective date of the Registration Statement and the filing date of the Definitive Proxy Statement.

3.	We note your response to comment 2 in our letter dated July 6, 2007. Please include this response in an appropriate location in your document. If you believe you have done so already, please tell us where in your document this information is located.

We note the comment and recognize that the response was inadvertently excluded from the Proxy Statement. Accordingly, we have added a bullet point to the Summary Term Sheet section on page 1 of the Proxy Statement entitled ‘‘Exemption from Registration’’, which contains a cross reference to The Merger Agreement section on page 58 of the Proxy Statement. A subsection to The Merger Agreement section entitled ‘‘Exemption from Registration’’ on page 59 of the Proxy Statement substantially includes the disclosure that was set forth in our response to comment 2 of the Staff’s comment letter dated July 6, 2007.

Risk Factors, page 28

Risks Relating to the Merger, page 28

4.	We note your response to comment 9 in our letter dated July 6, 2007. Some of your risk factors continue to present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. Accordingly, please revise the last risk factor on page 18, the third full risk factor on page 22, the fourth risk factor on page 24, and any other risk factor you believe is generic or contains boilerplate language. Otherwise, please tell us why it is not appropriate for you to revise these risk factors.

We note the comment and have revised the risk factors accordingly. Specifically, we deleted the last risk factor that appeared on page 18 and the third full risk factor that appeared on page 22 of the Proxy Statement filed on August 29, 2007. We also revised the fourth risk factor on page 24 of the Proxy Statement filed on August 29, 2007 and it is also on page 24 of the Proxy Statement filed herewith. These risk factors were also either deleted or revised, as the case may be, in Amendment No. 2.

Securities and Exchange Commission
October 12, 2007

FOH Holdings has had two material weaknesses and other deficiencies in its..., page 19

5.	We note your response to comment 12 in our letter dated July 6, 2007. Please remove the first two sentences of this risk factor’s second paragraph, as they tend to mitigate the risk to you thereby making the risk factor less material to you.

We note the comment and have revised the disclosure in this risk factor in the Proxy Statement and Amendment No. 2 by removing the first two sentences of this risk factor’s second paragraph.

The combined company will depend on key personnel and it may not be able..., page 21

6.	We note your response to comment 13 in our letter dated July 6, 2007. Please remove the last two paragraphs of this risk factor as they are generic in nature or tell us why it is not appropriate for you to do so.

We note the comment and have revised the disclosure in this risk factor in the Proxy Statement and Amendment No. 2 by removing the last two paragraphs of this risk factor.

The Merger and Related Transactions, page 37

Background of the Merger and Related Transactions, page 37

7.	We note your response to comment 19 in our letter dated July 6, 2007. In the third paragraph on page 39, you state that Chanin Capital, LLC’s preliminary analysis of the merger suggested that both the higher and lower ownership percentages proposed by Allen & Company could be justified and that the final 60% to 40% equity allocation fell within the range suggested by Chanin’s preliminary analysis. In this regard, please disclose the high and low range of Chanin’s analysis or tell us why it is not appropriate for you to do so.

We note the comment and supplementally advise that we do not believe it is appropriate to disclose the high and low range of Chanin Capital’s preliminary analysis because of the preliminary and non-comprehensive nature of the analysis. At the time the special committee considered and approved the transaction with FOH Holdings, it had the benefit of Chanin Capital’s detailed fairness opinion and comprehensive analysis. Further, we believe that disclosing the specific data points included in this preliminary analysis could be distracting and misleading to our shareholders.

8.	We note your response to comment 24 in our letter dated July 6, 2007. Please provide us with the Chanin Capital, LLC’s board presentation materials. Also, please tell us why you believe that you do not need to provide additional detail regarding Allen & Company’s report considering, as you indicate in your response, it concerned the relative value of the two companies.

We note the comment and supplementally advise that we previously provided paper copies of Chanin Capital’s board presentation materials under separate cover as part of our FOIA Confidential Treatment Request submitted to the Staff on August 29, 2007 in response to comment 24 of the Staff’s comment letter dated July 6, 2007. John Fieldsend confirmed in a telephone conversation with our counsel on October 3, 2007 that he received these materials and would review them.

In addition, we do not believe that it is appropriate to provide additional detail regarding Allen & Company’s report as such report was not made to our board or special committee, and was not material to their consideration of the transaction with FOH Holdings. The report was furnished to our management by FOH Holdings at a meeting merely as a basis to facilitate a discussion about relative value. Accordingly, we do not believe such report would be material to a shareholder’s consideration of our transaction with FOH Holdings.

Reasons for the Recommendation of our Special Committee and Board of..., page 43

9.	We note your response to comment 25 in our letter dated July 6, 2007. Please discuss further the factors your board considered without using conclusory statements or listing generalized areas of consideration and describe in specific terms what it was about each factor that supports the board’s decision. As examples, consider the following:

Securities and Exchange Commission
October 12, 2007

•	more clearly explain the potential benefits of creating a vertical business for designing, sourcing, manufacturing, and selling intimate apparel products to customers;

•	explain how having certain board and senior management members continuing in their positions after the merger is a potential benefit;

•	discuss in greater detail how the benefits and synergies anticipated by the merger, the merger agreement, and the transactions contemplated thereby might not be fully realized; and

•	address the execution risks relating to expanding the number of stores and diversifying Frederick’s of Hollywood’s customer base.

We note the comment and have revised the disclosure on pages 44 and 46 of the Proxy Statement accordingly. Specifically:

•	we eliminated the first bullet point about the opportunity to create a vertical business for designing, sourcing, manufacturing, and selling intimate apparel products to customers and added a sub-bullet point to the following bullet point describing our anticipated ability as a combined company to exercise greater control over the design, sourcing, manufacturing and selling processes, which would otherwise be more difficult to achieve by having to rely on outside third parties;

•	we combined the two bullet points about the continuing roles of our current directors and senior management and revised the disclosure to explain that the continuity of leadership through and beyond the post-merger integration period would be expected to reduce potential complications involved in the process of consolidating functions and integrating organizations, procedures and operations due to their familiarity with the intimate apparel industry in general and our business in particular;

•	we eliminated the bullet point about how the benefits and synergies anticipated by the merger, the merger agreement and the transactions contemplated thereby might not be fully realized because we believe this point is covered in the first bullet point on page 46 of the Proxy Statement; and

•	we eliminated the bullet point about the execution risks relating to expanding the number of stores and diversifying Frederick’s of Hollywood’s customer base because this was more of a general business consideration rather than a specific adverse factor that the board considered regarding the merger.

Opinion of Financial Advisor to Special Committee, page 47

10.	We note your disclosure on page 47 that Chanin Capital, LLC’s opinion is directed only to the fairness of the merger consideration ‘‘as of the date of the opinion.’’ Considering this opinion was rendered over 6 months ago, tell us what consideration you have given to updating this opinion.

Movie Star is not currently aware of any circumstances that warrant consideration of an update to the Chanin Capital opinion, notwithstanding the amount of time that has passed since the date of the merger agreement.

It is standard practice for the banker’s fairness opinion to speak only as of the date it is rendered. The purpose of a fairness opinion is to assist the special committee and the board of directors in the exercise of their fiduciary duty in evaluating the fairness of the financial terms of the transaction, prior to their approval of the merger agreement. A fairness opinion is not a recommendation to shareholders as to whether or not to vote in favor of the transaction approved by the board; it is merely one among many factors considered by the special committee and the board in their deliberations. Although federal securities disclosure rules require that the opinion (and the underlying bases therefor) be disclosed to shareholders, this is not because the opinion speaks to them, but because shareholders are entitled to know and understand the factors upon which the special committee and the board relied in reaching their decision. Thus, absent facts and circumstances that would reasonably support a right of a party to terminate the transaction pursuant to the terms of the merger agreement (such as the existence of a ‘‘superior proposal’’ from a third party, or a material adverse effect on one or both of the parties to the transaction), or other fundamental changes in circumstances, there is typically no basis for a board to seek an update to the original fairness opinion.

Securities and Exchange Commission
October 12, 2007

We also note that in many significant M&A transactions, particularly those involving companies in regulated industries and acquisitions that involve antitrust concerns, the time between the signing of the merger agreement and the closing is very significant, in some cases as long as a year or more. To our knowledge, it is extremely uncommon for a board of directors, even in these types of delayed-closing transactions, to ask that the banker update its fairness opinion.

For the foregoing reasons, and in the particular context of this transaction, Movie Star believes that it is unnecessary to seek an update of the Chanin Capital opinion.

11.	We note your response to comment 29 in our letter dated July 6, 2007. Based on the bullet points you include in your new disclosure on page 48, it appears that Chanin Capital, LLC made only three assumptions in rendering its opinion. However, in the fourth paragraph on page 49, you state that Chanin made ‘‘numerous assumptions.’’ If these numerous assumptions specifically relate to those made in the context of the financial analyses, please make that clear.

We note the comment and have revised the disclosure on page 49 of the Proxy Statement accordingly.

Publicly Traded Company Analysis, page 50

12.	We note your responses to comments 30 and 31 in our letter dated July 6, 2007. Please disclose in this subsection and in your Precedent Transaction Analysis subsection that none of the companies meeting the criteria of the analyses chosen for comparison by Chanin Capital, LLC were excluded.

We note the comment and have revised the disclosure in the Publicly Traded Companies Analysis subsection and Precedent Transaction Analysis subsection on pages 50, 51 and 52 of the Proxy Statement accordingly.

Discounted Cash Flow Analysis, page 52

13.	We note your response to comment 32 in our letter dated July 6, 2007. Please include your response in this subsection of your document.

We note the comment and have revised the disclosure in the Discounted Cash Flow Analysis subsection on pages 52 and 53 of the Proxy Statement to include our response to comment 32 in the Staff’s comment letter dated July 6, 2007.

Executive Compensation, page 119

General Philosophy, page 119

14.	We note your disclosure that the compensation committee of the board directors administers the compensation of your executive officers. Please consider, to the extent material, revising your disclosure to discuss the role of your executive officers in determining executive compensation. See Item 402(b)(2)(xv) of Regulation S-K.

We note the comment and have revised the disclosure in this subsection of the Proxy Statement and Amendment No. 2 to state that the compensation committee considers recommendations from our chief executive officer relating to the compensation of our other executive officers, but the chief executive officer does not make recommendations regarding his own compensation. Disclosure also has been added to state that executive officers other than the chief executive officer generally are not involved in determining executive compensation.

15.	Please clarify how you determine the amount of each compensation element to pay and your policies for allocating between long-term and currently paid out compensation. See Item 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K. Also, please consider including a discussion of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors material information to understand your compensation policies and decisions regarding the named executive officers.

We note the comment and have added disclosure to this subsection of the Proxy Statement and Amendment No. 2 to clarify how our compensation committee determines the amount of each compensation element to pay and our

Securities and Exchange Commission
October 12, 2007

policies for allocating between long-term and currently paid out compensation. Specifically, we state that we view the three components of executive compensation as related but distinct and maintain a philosophy that significant compensation derived from one component should not negate or reduce compensation from other components. We also added disclosure stating that while the compensation committee has not established set percentages of total compensation that are allocated to salary, performance-based compensation and equity incentives, base salary historically has comprised a greater portion of an executive’s overall compensation, which is in line with industry practice.

Following our consideration of the factors in Item 402(b)(2) of Regulation S-K, we determined to add a subsection entitled ‘‘Severance Benefits’’ to the Compensation Discussion and Analysis. With the changes made to the Proxy Statement in response to this comment and comments 14, 16 and 17, we believe that the Compensation Discussion and Analysis adequately addresses the factors in Item 402(b)(2) that are necessary to provide investors material information to understand our compensation policies and decisions regarding the named executive officers.

Base Salary, page 119

16.	You mention each element of compensation paid to named executive officers; however, it does not appear that you explain how you determine the amount you pay under each element. Please revise to provide more detail regarding how you arrive at the amount paid with respect to each element of compensation. For example, please explain how you determine the amount you pay in the form of discretionary bonuses. As another example, we note that you attempt to set base salaries ‘‘at levels comparable with those of executives in similar positions and with similar responsibilities at comparable companies.’’ If you engage in benchmarking in setting this amount, please identify the benchmark and its components, pursuant to Item 402(b)(2)(xiv). See Item 402(b)(1)(v) of Regulation S-K.

We note the comment and have revised the disclosure in this subsection of the Proxy Statement and Amendment No. 2 to provide more detail regarding how we arrive at the amount paid with respect to each element of compensation. We also added a subsection entitled ‘‘Benchmarking’’ on page 120 of the Proxy Statement and page 92 of Amendment No. 2 to disclose that the compensation committee does not engage in a formalized benchmarking process but it analyzes the cash and equity compensation practices of publicly held apparel manufacturers through the review of such companies’ public reports and other resources.

Bonuses, page 120

17.	In the discussion of incentive bonuses, you indicate that they are awarded depending upon financial performance. If the business objectives are quantified, please specify those business objectives. See Item 402(b)(2)(v) of Regulation S-K. Otherwise, please tell us if you believe that disclosure of that information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Also, please discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. See Instruction 4 to Item 402(b) of Regulation S-K.

We note the comment and have revised the disclosure in this subsection of the Proxy Statement and Amendment No. 2 to disclose the specific items of corporate performance that are taken into account in order for our executive officers to receive performance-based awards under our 1998 Senior Executive Incentive Plan. We also have added disclosure explaining how the plan compensates our executives in accordance with our financial performance, including whether discretion can be or has been exercised to reduce or increase the size of the award.

Current Movie Star Executive Officers, page 124

18.	Please describe all change of control provisions, if any, and whether this transaction will trigger any of these provisions.

We note the comment and have added disclosure to the Current Movie Star Executive Officers subsection on pages 125 and 126 of the Proxy Statement and pages 97 and 98 of Amendment No. 2 to state that Messrs. Knigin, Rende and Pomerantz’s employment agreements do not contain any change of control provisions. Similar disclosure also has been added to the Potential Termination Payments subsection on page 130 of the Proxy Statement and page 102 of Amendment No. 2.

Securities and Exchange Commission
October 12, 2007

Movie Star’s Management’s Discussion and Analysis of Financial Condition.., page 145

19.	We note your responses to comments 64 to 66 and 75 to 77 in our letter dated July 6, 2007. Other than your discussion about your merger with FOH Holdings, Inc. on- pages 145 to 146 and your Overview subsection on page 164, it is unclear how you have provided a balanced, executive-level discussion of the most important matters on which you and FOH Holdings, Inc. focus in evaluating your financial conditions and operating performances, including the key operating indicators on which management focuses in assessing the businesses of you and FOH Holdings. Also, it does not appear that you have discussed the known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way, including the economic or industry-wide factors relevant to your company and any material opportunities, challenges, and risks in short and long term and the actions you are taking to address them. For example, please address the following:

•	In the narrative regarding your net sales for fiscal 2007 compared to fiscal 2006, beginning on page 148, you state that you had an increase of $19,546,000 in shipments to Wal-Mart resulting from ‘‘the concentrated efforts of [y]our design and merchandising teams to present products that were most compatible with Wal-Mart’s business plan and generated [y]our receipt of additional orders to ship in fiscal 2007.’’ Please explain further the efforts of your design and merchandising teams, how these products were more compatible with Wal-Mart’s business plan this year, and how they generated additional orders. In this regard, please discuss whether this is an example of an important matter on which management focused in assessing the business. Also, please discuss whether you believe this is a material trend that could affect your sales in the future.

•	In that same narrative, you state that the increase of net sales in 2007 as compared with 2006 was partially offset by a net overall decrease of $9,682,000 in shipments to other customers, including a $779,000 reduction in shipments to Canada. Please discuss the underlying reason or reasons for this decrease and whether you believe this is a material trend that could affect your sales in the future.

•	On page 151, you state that, in the year ended June 30, 2006, there was a decrease in net sales as compared to the year ended June 30, 2005 primarily due to your decision not to bid on an order in fiscal 2006 similar to one on which you bid in 2005 and a decrease in shipments due to customers placing fewer orders with you in 2006 than in 2005. Please discuss whether there is a trend in certain customers eliminating the sale of specific product categories that you sold previously to them, producing some products themselves, selecting competing vendors, or your industry consolidating.

•	On page 168, you state that the net sales for FOH Holdings, Inc.’s nine months ended April 28, 2007 increased compared to the nine months ended April 29, 2006 because of sales growth in corsets and bridal products, increased comparable store sales, and a ‘‘new creative strategy and revitalized prospecting an and promotion strategies.’’ Please expand your discussion of these underlying causes of increased net sales, and please discuss whether you believe the increase in net sales is a material trend that could affect your business in the future.

We note the comments and have revised Movie Star’s and FOH Holdings’ Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Proxy Statement and Amendment No. 2 accordingly.

Merger with FOH Holdings, Inc., page 145

20.	We note your response to comment 63 in our letter dated July 6, 2007. In the fourth full paragraph on page 146, you disclose that you have taken certain steps to implement procedures that would remediate the material weaknesses in FOH Holdings, Inc.’s internal controls over financial reporting. Please expand upon your discussion regarding these steps, clarify the procedures you are implementing, and disclose your overall progress on remediation in this area.

We note the comment and have added disclosure on pages 147, 166 and 167 of the Proxy Statement and pages 45, 63 and 64 of Amendment No. 2 to expand upon our discussion regarding the steps FOH Holdings has taken to implement procedures to remediate the material weaknesses in FOH Holdings’ internal control over financial reporting. In addition, we have clarified the procedures being implemented and have disclosed FOH Holdings’ overall progress on remediation in this area.

Securities and Exchange Commission
October 12, 2007

FOH Holdings’ Business and Financial Information. page 157

Company History, page 157

21.	We note your response to comment 67 in our letter dated July 6, 2007. Please provide us with the articles to which you refer.

We note the comment and supplementally advise that we previously provided paper copies of the articles under separate cover as part of our FOIA Confidential Treatment Request submitted to the Staff on August 29, 2007 in response to comment 67 of the Staff’s comment letter dated July 6, 2007. John Fieldsend confirmed in a telephone conversation with our counsel on October 3, 2007 that he received these articles and would review them.

Certain Relationships and Related Party Transactions, page 173

22.	We note your response to comment 80 in our letter dated July 6, 2007. In that response, you state that ‘‘[a]ll ongoing and future transactions between [you] and any of [y]our officers and directors or their respective affiliates will be on terms believed by [you] to be no less favorable than are available from unaffiliated third parties.’’ Please disclose whether all of your ongoing and future related party transactions, not just those with your officers, directors, and their affiliates, will have terms similar to those you would have received from unaffiliated, third-parties. In this regard, please refer to the definition of ‘‘related party’’ in Item 404 of Regulation S- K.

Also, please disclose whether the terms of all of the agreements and transactions you disclose in this section are similar to terms you would have received from unaffiliated, third-parties.

We note the comment and have revised the disclosure on pages 185 and 186 of the Proxy Statement and pages 110 and 111 of Amendment No. 2 to state that all of our ongoing and future related party transactions, including loans by related parties, will be on terms believed by us to be no less favorable than are available from unaffiliated third parties. We also have added disclosure stating that we and FOH Holdings believe that the terms of each transaction described in this section are no less favorable to terms that would have been obtained in an arms’ length transaction with an unaffiliated third party.

23.	Please describe your policies and procedures for review, approval, or ratification of related party transactions. See Item 404(b) of Regulation S-K.

We note the comment and have added a new Related Party Policy subsection to the Certain Relationships and Related Party Transactions section on page 184 of the Proxy Statement and page 109 of Amendment No. 2 that describes our policies and procedures for review, approval or ratification of related party transactions.

Financial Statement, page F-1

24.	Please update this filing to include the audited, year-end financial statements for FOH Holdings, Inc. and revise the rest of the document accordingly. See Rule 3-12(b) of Regulation S-X and the conditions prescribed under paragraph (c) of Rule 3-01 of Regulation S-X.

We note the comment and have included the audited, year-end financial statements for FOH Holdings in the Proxy Statement and Amendment No. 2. Additionally, we have revised the pro forma financial statements, FOH Holdings’ Management’s Discussion and Analysis of Financial Condition and Results of Operations and FOH Holdings’ selected historical consolidated financial and other data in the Proxy Statement and Amendment No. 2 to appropriately reflect the proper periods as required.

Amendment No. 1 to Registration Statement on Form S-1

25.	Please revise to comply with the above comments as applicable.

We note the comment and have revised the disclosures in Amendment No. 2 as applicable. We supplementally advise that each applicable response above refers to specific sections and/or page numbers of Amendment No. 2 that have been revised in accordance with the above comments.

Securities and Exchange Commission
October 12, 2007

26.	We note your response to comment 91 in our letter dated July 6, 2007. We disagree with your response and believe that, because the offerings are priced differently, they should be set forth in separate registration statements. Please revise.

We note the comment and have removed the alternate pages and all references to the selling shareholder in Amendment No. 2. We are filing concurrently with the Proxy Statement and Amendment No. 2 a separate registration statement on Form S-3 to register the resale by the selling shareholder of the 50,000 shares issuable upon exercise of the warrant.

Forward-Looking Statements, page 6

27.	Please remove your reference to the Private Securities Litigation Reform Act of 1995. This legislation does not apply to the instant initial public offering of your subscription rights.

We note the comment and have removed the entire Forward Looking Statements section from Amendment No. 2.

Form 10-K for the Fiscal Year Ended June 30, 2007

28.	We note your response to comment 103 in our letter dated July 6, 2007. Additionally, if true, please confirm for us that that for the period ended June 30, 2007, your officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you filed or submitted under the Exchange Act was accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Movie Star hereby confirms that based upon an evaluation of the effectiveness of Movie Star’s disclosure controls and procedures as of June 30, 2007, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Exhibits 31.1 and 31.2

29.	In paragraph 4(b) of these exhibits, you state, ‘‘Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.’’ Please confirm for us that in future filings you will conform the language in these exhibits to the language in Item 601(b)(31) of Regulation S-K so that paragraph 4(d) of the exhibits will state, ‘‘Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.’’

Movie Star hereby confirms that in future filings Movie Star will conform the language in Exhibits 31.1 and 31.2 to the language in Item 601(b)(31) of Regulation S-K so that paragraph 4(b) of the exhibits will state, ‘‘Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.’’

Securities and Exchange Commission
October 12, 2007

Movie Star acknowledges that:

•	Movie Star is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Movie Star may not assert Staff comments or the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours, /s/ Marci J. Frankenthaler
Marci J. Frankenthaler

cc:	Melvyn Knigin Thomas Rende Scott Kaufman, Esq. Linda LoRe Marilyn Barrett, Esq.